QWICK MEDIA INC.
CSE (CNSX): QMI
OTC: QWICKF
NEWS RELEASE

QWICK MEDIA ENTERS INTO DESIGNATED DISTRIBUTOR AGREEMENT
WITH KERN SMART TERMINALS

Vancouver, BC, March 22, 2019 – Qwick Media Inc. (CSE: QMI; OTC: QWICKF) (the “Company” or “Qwick”) is pleased to announce that it has signed a designated distributor agreement dated March 21, 2019 with Kern Smart Terminals (“Kern”). This relationship will enable the Company to expand its reach in the emerging online packaged delivery market throughout Western Canada and the United States.

With 70 years in business, Kern develops and manufactures technologically sophisticated inserting systems for document and card processing and packaging, digital printer pre and post-processing, 24/7 Smart Terminals and automated document factory software.

Kern, based in Switzerland, selected Qwick to expand its North American presence in the fast-growing last mile solutions market for online delivery.

Update on the Acquisition of SFE Global Inc.

The Company is pleased to provide an update with respect to the proposed transaction (the “Transaction”) between the Company and SFE Global Inc. (“SFE Global”) pursuant to which the Company proposes to purchase all of the issued and outstanding securities of SFE Global (the “SFE Securities”) from the owners of SFE Global. The parties continue to work towards completion of the Transaction and expect the closing of the Transaction to occur on or before April 5, 2019. Please refer to the Company’s news releases dated March 1, 2019, which are available on SEDAR at www.sedar.com, for additional information on the Transaction.

QWICK MEDIA INC.

Ross Tocher
CEO

For further information, please contact:

Ross Tocher
Telephone: 604-818-4909
Email: ross@qwickmedia.com

Forward-Looking Statements

This news release contains forward-looking statements. All statements, other than statements of historical fact that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future are forward-looking statements. Forward-looking statements in this news release include statements regarding: that the relationship with Kern will enable the Company to expand its reach in the emerging online packaged delivery market throughout Western Canada and the United States; the growth of the last mile solutions market for online delivery; and the expected date of closing of the Transaction. The forward-looking statements reflect management’s current expectations based on information currently available and are subject to a number of risks and uncertainties that may cause outcomes to differ materially from those discussed in the forward-looking statements.

Although the Company believes that the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance and, accordingly, undue reliance should not be put on such statements due to their inherent uncertainty. Factors that could cause actual results or events to differ materially from current expectations include, among other things: changes to the growth and size of the online packaged delivery market; that the CSE may not approve the Transaction as proposed or at all; that the parties may not be able to satisfy the conditions to closing of the Transaction; general market conditions; and other factors beyond the control of the Company. Qwick expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.